UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Energous Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29272C103

(CUSIP Number)

Malcolm Fairbairn

c/o Ascend Capital, LLC

4 Orinda Way Suite 200-C

Orinda, CA 94563

(415) 217-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29272C103		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Malcolm P. Fairbairn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,009,312

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,009,312

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,009,312

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29272C103		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Emily Fairbairn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,486,746

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,486,746

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,486,746

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29272C103		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Valley High Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 315,462

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 315,462

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 315,462

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29272C103		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Valley High Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 315,462

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 315,462

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 315,462

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.7%

14.	Type of Reporting Person (See Instructions) HC, OO

CUSIP No. 29272C103		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Grant Fairbairn Irrevocable Trust September 30, 2011

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 133,333

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 133,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 133,333

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 29272C103		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Nina Fairbairn Irrevocable Trust September 30, 2011

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 133,333

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 133,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 133,333

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 29272C103		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ascend Legend Master Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,618,123

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,618,123

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,618,123

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.7%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 29272C103		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ascend Legend Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,618,123

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,618,123

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,618,123

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.7%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 29272C103		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ascend Partners Fund I, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,618,123

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,618,123

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,618,123

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.7%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 29272C103		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ascend Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,618,123

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,618,123

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,618,123

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.7%

14.	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 29272C103		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ascend Capital Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,618,123

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,618,123

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,618,123

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.7%

14.	Type of Reporting Person (See Instructions) PN, IA

CUSIP No. 29272C103	13D

Item 1.  Security and Issuer.

This Schedule 13D relates to shares of common stock (the “Shares”) of Energous Corporation, a Delaware corporation (the “Issuer”).  The Issuer’s principal executive office is located at 3590 North First Street, Suite 210, San Jose, CA 95134.

Item 2.  Identity and Background.

The persons filing this Schedule 13D are: (i) Malcolm Fairbairn, a United States citizen; (ii) Emily Fairbairn, a United States citizen; (iii) Valley High Limited Partnership, a Nevada limited partnership; (iv) Valley High Capital LLC, a California limited liability company; (v) Grant Fairbairn Irrevocable Trust September 30, 2011; (vi) Nina Fairbairn Irrevocable Trust September 30, 2011; (vii) Ascend Legend Master Fund, Ltd., an exempted company formed under the laws of the Cayman Islands; (viii) Ascend Legend Fund, Ltd., an exempted company formed under the laws of the Cayman Islands; (ix) Ascend Partners Fund I, Ltd., an exempted company formed under the laws of the Cayman Islands; (x) Ascend Capital, LLC, a Delaware limited liability company; and (xi) Ascend Capital Limited Partnership, a Delaware limited partnership (collectively, the “Reporting Persons”).

Malcolm P. Fairbairn is the managing member of Ascend Capital, LLC, an SEC registered investment adviser with its principal business address at 4 Orinda Way, Suite 200-C, Orinda, CA 94563.

Emily Fairbairn is an employee of Ascend Capital, LLC, an SEC registered investment adviser with its principal business address at 4 Orinda Way, Suite 200-C, Orinda, CA 94563.

Valley High Limited Partnership is an investment partnership.  Valley High Capital, LLC is the general partner of Valley High Limited Partnership.  The principal business address of Valley High Limited Partnership and Valley High Capital, LLC is 10 Orinda View Road, Orinda, CA 94563.  Malcolm Fairbairn and Emily Fairbairn are the managing members of Valley High Capital LLC.

Grant Fairbairn Irrevocable Trust September 30, 2011 and Nina Fairbairn Irrevocable Trust September 30, 2011 are irrevocable trusts for the benefit of Grant Fairbairn and Nina Fairbairn, respectively.  Malcolm Fairbairn and Emily Fairbairn are co-trustees of the Grant Fairbairn Irrevocable Trust September 30, 2011 and Nina Fairbairn Irrevocable Trust September 30, 2011.

Ascend Legend Master Fund, Ltd. is an investment fund.  Ascend Legend Fund, Ltd. serves as a feeder fund to Ascend Legend Master Fund, Ltd. and is the sole shareholder of Ascend Legend Master Fund Ltd.  Ascend Partners Fund I, Ltd. is an investment fund and the sole shareholder of Ascend Legend Fund, Ltd.  Ascend Capital Limited Partnership is the investment adviser of Ascend Legend Master Fund, Ltd., Ascend Legend Fund, Ltd. and Ascend Partners Fund I, Ltd.  Ascend Capital, LLC is the general partner of Ascend Capital Limited Partnership. Malcolm Fairbairn is the managing member of Ascend Capital, LLC. The principal business address of Ascend Legend Master Fund, Ltd., Ascend Legend Fund, Ltd. and Ascend Partners Fund I, Ltd. is c/o dms Corporate Services Ltd., P.O. Box 1344, dms House, 20 Genesis Close, Grand Cayman, Cayman Islands KY1-1108.  The principal business address of Ascend Capital, LLC and Ascend Capital Limited Partnership is 4 Orinda Way, Suite 200-C, Orinda, CA 94563.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

The aggregate purchase price for the 3,913,930 Shares reported herein is $23,430,090.91.  The aggregate purchase price is comprised of: (i) $20,000,000 paid by Ascend Legend Master Fund, Ltd., Malcolm Fairbairn and Emily Fairbairn for 1,618,123 Shares and warrants to purchase 1,618,123 Shares acquired under the Purchase Agreement (as defined below); (ii) $500,000 paid by Valley High Limited Partnership for 175,462 Shares purchased on May 2, 2013; (iii) $840,000 paid by Valley High Limited Partnership for 140,000 Shares purchased on March 27, 2014; (iv) $490,000 paid by Emily Fairbairn for 81,667 Shares purchased on March 27, 2014; (v) $800,000 paid by Grant Fairbairn Irrevocable Trust September 30, 2011 for 133,333 Shares on March 27, 2014; (vi) $800,000 paid by Nina Fairbairn Irrevocable Trust September 30, 2011 for 133,333 Shares on March 27, 2014; and (vii) $90.91 paid by Emily Fairbairn for warrants to purchase 80,128 Shares on May 19, 2013, which warrants converted to warrants to purchase 13,889 Shares upon the Issuer’s initial public offering.

All Shares and warrants acquired by the Reporting Parties were acquired with investment capital.

Item 4.  Purpose of Transaction.

On August 9, 2016, Ascend Legend Master Fund, Ltd. and certain other Reporting Persons (the “Investors”) entered into a Securities Purchase Agreement, as amended on August 12, 2016 by Amendment No. 1 to Securities Purchase Agreement, with the Issuer (the “Purchase Agreement”) pursuant to which the Investors purchased 1,618,123 Shares at a price of $12.23 per Share and warrants to purchase up to 1,618,123 Shares at a price of $0.125 per Share (the “Warrants”). The purpose of the transaction was to acquire additional securities of the Issuer for investment purposes.

The Purchase Agreement provides that, for a period of five years after the closing date (the “Voting Period”): (i) the Investors and their affiliates agree to vote all of their Shares in the manner recommended by the Issuer’s board of directors (the “Board”), subject to specified exceptions; and (ii) in elections of Board members, the Investors and their affiliates are obligated to vote their Shares in favor of individuals recommended by the Board for election.  During the Voting Period, the Investors and their affiliates may not acquire any additional voting securities of the Issuer other than the Shares that may be issued pursuant to the Warrants (the “Warrant Shares”) without consent of the Board.  In connection therewith, the Investors also agree: (i) to restrictions on their ability to seek to control the management and (ii) not to sell, transfer or otherwise dispose of the Shares for a period of six months after the closing of the transaction.  The Issuer agrees to file registration statements registering the Investors’ re-offer and resale of the Shares and the Warrant Shares under certain circumstances.

Item 5.  Interest in Securities of the Issuer.

The aggregate number of Shares to which this Schedule 13D relates is 3,913,930, of which 1,632,012 are issuable upon the exercise of warrants.  Such Shares represent 19.5% of the Shares outstanding.  The Issuer has advised the Reporting Persons that, after giving effect to the issuance of the Shares purchased under the Purchase Agreement as described in Item 4, there were 18,662,326 issued and outstanding Shares.  The number of Shares deemed outstanding in accordance with Rule 13d-3(d)(i) under the Exchange Act (taking into account the number of Shares issuable upon the exercise of warrants held by the Reporting Parties, as required by that Rule) is 20,293,838.

Emily Fairbairn beneficially owns 1,486,746 Shares (taking into account the number of Shares issuable upon the exercise of warrants held by Emily Fairbairn).  Such Shares represent 7.6% of the Shares outstanding.  Malcolm Fairbairn beneficially owns 3,009,312 Shares (taking into account the number of Shares issuable upon the exercise of warrants held by Malcolm Fairbairn.  Such Shares represent 15.5% of the Shares outstanding.  Malcolm Fairbairn and Emily Fairbairn are spouses.

Valley High Limited Partnership and Valley High Capital LLC beneficially own and have shared voting and dispositive power of 315,462 Shares.  Such Shares represent 1.7% of the Shares outstanding.  Valley High Limited Partnership is the direct beneficial owner of these Shares.  Valley High Capital LLC is the general partner of Valley High Limited Partnership, and, pursuant to Rule 13d-3 may be deemed to beneficially own the 315,462 Shares held by Valley High Limited Partnership.  Malcolm Fairbairn and Emily Fairbairn are the managing members of Valley High Capital LLC, and, pursuant to Rule 13d-3 may be deemed to beneficially own the 315,462 Shares held by Valley High Limited Partnership.

The Grant Fairbairn Irrevocable Trust September 30, 2011 beneficially owns and has shared voting and dispositive power of 133,333 Shares. Such Shares represent 0.7% of the Shares outstanding.  Malcolm Fairbairn and Emily Fairbairn are co-trustees of the Grant Fairbairn Irrevocable Trust September 30, 2011, and, pursuant to Rule 13d-3 may be deemed to beneficially own the 133,333 Shares held by Grant Fairbairn Irrevocable Trust September 30, 2011.  Malcolm Fairbairn and Emily Fairbairn are indirect beneficial owners of these Shares.

The Nina Fairbairn Irrevocable Trust September 30, 2011 beneficially owns and has shared voting and dispositive power of 133,333 Shares. Such Shares represent 0.7% of the Shares outstanding.  Malcolm Fairbairn and Emily Fairbairn are co-trustees of the Nina Fairbairn Irrevocable Trust September 30, 2011, and, pursuant to Rule 13d-3 may be deemed to beneficially own the 133,333 Shares held by Nina Fairbairn Irrevocable Trust September 30, 2011.  Malcolm Fairbairn and Emily Fairbairn are indirect beneficial owners of these Shares.

Ascend Legend Master Fund, Ltd., Ascend Legend Fund, Ltd., Ascend Partners Fund I, Ltd., Ascend Capital Limited Partnership and Ascend Capital, LLC beneficially own and have shared voting and dispositive power of 1,618,123 Shares. Such Shares represent 8.7% of the Shares outstanding.  Ascend Legend Fund, Ltd. is the sole shareholder of Ascend Legend Master Fund, Ltd., and, pursuant to Rule 13d-3 may be deemed to beneficially own the 1,618,123 Shares held by Ascend Legend Master Fund, Ltd.  Ascend Partners Fund I, Ltd. is the sole shareholder of Ascend Legend Fund, Ltd., and, pursuant to Rule 13d-3 may be deemed to beneficially own the 1,618,123 Shares held by Ascend Legend Master Fund, Ltd.  Ascend Capital Limited Partnership is the investment adviser to Ascend Partners Fund I, Ltd, Ascend Legend Fund, Ltd. and Ascend Legend Master Fund, Ltd, and, pursuant to Rule 13d-3 may be deemed to beneficially own the 1,618,123 Shares held by Ascend Legend Master Fund, Ltd.  Ascend Capital, LLC is the general partner of Ascend Capital Limited Partnership, and, pursuant to Rule 13d-3 may be deemed to beneficially own the 1,618,123 Shares held by Ascend Legend Master Fund, Ltd.  Malcolm Fairbairn is the managing member of Ascend Capital, LLC, and, pursuant to Rule 13d-3 may be deemed to beneficially own the 1,618,123 Shares held by Ascend Legend Master Fund, Ltd.

On August 9, 2016, pursuant to the Purchase Agreement, the Investors completed a transaction in which (i) the Issuer issued and sold 1,618,123 Shares at a price of $12.23 per Share and Warrants to purchase up to 1,618,123 Shares at a price of $0.125 per Share to the Investors and (ii) the Investors paid aggregate consideration of $20,000,000 to the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 9, 2016, the Investors entered into the Purchase Agreement pursuant to which the Investors purchased 1,618,123 Shares at a price of $12.23 per Share and Warrants to purchase up to 1,618,123 Shares at a price of $0.125 per Share.  For more information about the Purchase Agreement and the terms therein, please refer to Item 4 above.

The foregoing description is qualified in its entirety by reference to the full texts of the referenced agreements, which are filed as exhibits to this Schedule 13D.

Item 7.  Material to Be Filed as Exhibits.

Exhibit No.	Description

Exhibit 7.1:	Securities Purchase Agreement dated August 9, 2016.

Exhibit 7.2:	Amendment No. 1 To Securities Purchase Agreement dated August 12, 2016.

Exhibit 99.1	Joint filing Agreement by and among the Reporting Persons dated August 19, 2016.

CUSIP No. 29272C103	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MALCOLM P. FAIRBAIRN

/s/ Malcolm P. Fairbairn

EMILY FAIRBAIRN

/s/ Emily Fairbairn

VALLEY HIGH LIMITED PARTNERSHIP

By: Valley High Capital LLC

By:	/s/ Malcolm P. Fairbairn
Name: Malcolm P. Fairbairn
Title: Managing Member

VALLEY HIGH CAPITAL LLC

By:	/s/ Malcolm P. Fairbairn
Name: Malcolm P. Fairbairn
Title: Managing Member

GRANT FAIRBAIRN IRREVOCABLE TRUST SEPTEMBER 30, 2011

By:	/s/ Malcolm P. Fairbairn
Name: Malcolm P. Fairbairn
Title: Trustee

NINA FAIRBAIRN IRREVOCABLE TRUST SEPTEMBER 30, 2011

By:	/s/ Malcolm P. Fairbairn
Name: Malcolm P. Fairbairn
Title: Trustee

CUSIP No. 29272C103	13D

ASCEND LEGEND MASTER FUND, LTD.

By:	/s/ Malcolm P. Fairbairn
Name: Malcolm P. Fairbairn
Title: Director

ASCEND LEGEND FUND, LTD.

By:	/s/ Malcolm P. Fairbairn
Name: Malcolm P. Fairbairn
Title: Director

ASCEND PARTNERS FUND I, LTD.

By:	/s/ Malcolm P. Fairbairn
Name: Malcolm P. Fairbairn
Title: Director

ASCEND CAPITAL, LLC

By:	/s/ Malcolm P. Fairbairn
Name: Malcolm P. Fairbairn
Title: Managing Member

ASCEND CAPITAL LIMITED PARTNERSHIP

By: Ascend Capital, LLC, its general partner

By:	/s/ Malcolm P. Fairbairn
Name: Malcolm P. Fairbairn
Title: Managing Member